# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waystar Holding Corp., CIK 0001990354
CUSIP: 946784105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1550 Digital Drive, #300, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002025342

## Reporting persons
- BCPE Derby Investor, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,609,155; sole dispositive power 0; shared dispositive power 2,609,155; aggregate amount beneficially owned 2,609,155 (1.5% of the class)
- BCPE Derby (DE) SPV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,445,894; sole dispositive power 0; shared dispositive power 15,445,894; aggregate amount beneficially owned 15,445,894 (8.9% of the class)

## Item 1. Issuer
Name of issuer: Waystar Holding Corp.
Address of issuer's principal executive offices: 1550 Digital Drive, #300, Lehi, Utah 84043

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by BCPE Derby Investor, LP, a Delaware limited partnership ("BCPE Derby"), and BCPE Derby (DE) SPV, LP, a Delaware limtied partnership ("BCPE Derby SPV" and, together with BCPE Derby, the "Reporting Persons").

Bain Capital Investors, LLC ("BCI"), a Delaware limited liability company, is the manager of Bain Capital Partners XI, LP, a Cayman Islands exempted limited partnership ("Partners XI"), which is the general partner of Bain Capital Fund XI, LP, a Cayman Islands exempted limited partnership ("Fund XI"). Fund XI is the (i) sole member of BCPE Derby GP, LLC, a Delaware limited liability company ("BCPE Derby GP"), which is the general partner of BCPE Derby, and (ii) sole member of BCPE Derby (DE) SPV, LLC, a Delaware limtied liability company ("BCPE Derby SPV GP" and, together with the Reporting Persons, BCI, Partners XI, Fund XI and BCPE Derby GP, the "Bain Capital Entities"), which is the general partner of BCPE Derby SPV.

As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reportin Persons. Voting and investment decisions with respect to securities held by the Reporting Persons are made by the partners of BCI.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 14, 2025, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: The Reporting Persons, BCI, BCPE Derby GP and BCPE Derby SPV GP are each organized under the laws of the State of Delaware. Partners XI and Fund XI are each organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2025, BCPE Derby held 2,609,155 shares of common stock, representing approximately 1.5% of the outstanding common stock, and BCPE Derby SPV held 15,445,894 shares of common stock, representing approximately 8.9% of the outstanding common stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 18,055,049 shares of common stock, representing approximately 10.3% of the outstanding common stock.

The percentage of the outstanding shares of common stock held by the Reporting Persons is based on 174,146,070 shares of common stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2025.

The Reporting Persons and certain other stockholders are parties to a Stockholders Agreement (the "Agreement") with the Issuer, which was filed on a Form 8-K by the Issuer on June 12, 2024. The Agreement provides the Reporting Persons with the right to nominate one director to the Issuer's board of directors for so long as the Reporting Persons hold 5% or more of the then-outstanding common stock. The Agreement further requires that the Reporting Persons and other parties to the Agreement that hold similar nomination rights vote in favor of those nominated pursuant to the Agreement and, as such, may be deemed to constitute a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, the Reporting Persons expressly disclaim membership in such group and the filing of this Statement shall not be deemed an admission of such group membership or beneficial ownership of the securities held by the other parties to the Agreement.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4(a) hereof.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BCPE Derby Investor, LP: /s/ David Humphrey, David Humphrey, Partner of Bain Capital Investors, LLC (08/14/2025)
- BCPE Derby (DE) SPV, LP: /s/ David Humphrey, David Humphrey, Partner of Bain Capital Investors, LLC (08/14/2025)